

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2022

Mengmeng (Pan) Li
Chief Financial Officer
JinkoSolar Holding Co., Ltd.
1 Jingke Road
Shangrao Economic Development Zone
Jiangxi Province , 334100
People's Republic of China

   Re: JinkoSolar Holding Co., Ltd.
     Form 20-F for the Year Ended December 31, 2021
     Filed April 28, 2022
     File No. 001-34615

Dear Mengmeng (Pan) Li:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Manufacturing